Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2000

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN
Guinness UDV North America, Inc.
Six Landmark Square
Stamford, Connecticut 06901



S.E.C. Registration No.____________

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Page 1 of 15 pages.
Exhibit Index located on page 2.

## REQUIRED INFORMATION

**Financial Statements**

The Guinness UDV North America, Inc. Savings Plan ("Plan") (formerly known as the UDV North America, Inc, Savings Plan) is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Reports of Independent Certified Public Accounts

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

**Exhibits**[1]

[1] The consent of KPMG LLP has not been included because the financial statements are not being incorporated by reference into a registration statement on Form S-8 under the Securities Act of 1933.

# GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements

December 31, 2000 and 1999

(With Independent Auditors' Report Thereon)

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# GUINNESS UDV NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

# UDV NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999

(With Independent Auditors' Report Thereon)

# UDV NORTH AMERICA, INC. SAVINGS PLAN

## Table of Contents



Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974 have not been included as the information is not applicable.

KPMG

Stamford Square
3001 Summer Street
Stamford, CT 06905

# Independent Auditors' Report

To the Employee Benefits Administration Committee of
UDV North America Inc.:

We have audited the accompanying statements of net assets available for plan benefits of UDV North America, Inc. Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

August 17, 2001

**UDV NORTH AMERICA, INC. SAVINGS PLAN**

Statements of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

| | | 2000 | 1999 |
|---|---|---|---|
| Assets: | | | |
| Investments: | | | |
| Mutual funds | $ | 149,292,675 | 171,641,246 |
| Guaranteed Investment Contract | | 58,712,590 | 68,552,150 |
| Money markets | | 7,226,924 | 7,633,289 |
| Common stock | | 3,356,278 | 3,427,993 |
| Total investments | | 218,588,467 | 251,254,678 |
| Loans to participants | | 1,645,395 | 2,096,913 |
| Participant contribution receivable | | — | 1,047,728 |
| Net assets available for plan benefits | $ | 220,233,862 | 254,399,319 |

See accompanying notes to financial statements.

## UDV NORTH AMERICA, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2000 and 1999

| | 2000 | 1999 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Investment income: | | |
| Net appreciation/(depreciation) in fair value of investments | $ (20,567,524) | 9,511,816 |
| Interest and dividends | 18,014,055 | 21,645,930 |
| | (2,553,469) | 31,157,746 |
| Contributions: | | |
| Participants | 6,515,226 | 8,438,242 |
| Employer | 251,205 | 429,297 |
| | 6,766,431 | 8,867,539 |
| Total additions | 4,212,962 | 40,025,285 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 38,554,563 | 35,066,470 |
| Net decrease | (34,341,601) | 4,958,815 |
| Transfer from Schieffelin & Somerset Co. Employees' Deferred Savings Plan | 176,144 | — |
| Net assets available for plan benefits: | | |
| Beginning of year | 254,399,319 | 249,440,504 |
| End of year | $ 220,233,862 | 254,399,319 |

See accompanying notes to financial statements.

## (1) Description of Plan

The following description of the UDV North America, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

### *General*

The Plan is a defined contribution plan sponsored by UDV North America (the "Company" or "UDVNA"). It is intended that the Plan be qualified and exempt under sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

### *Eligibility*

Employees of UDV North America (the "Company"), as defined in the Plan, who have completed 1,000 hours of service in a twelve month period and who have attained the age of 21 are eligible to participate in the Plan. In addition, employees who formerly participated in the IDV U.S. Savings Plan (the "IDV Plan") and the Guinness America Employees Savings Plan (the "Guinness Plan") are also eligible to participate.

### *Contributions*

Each year participants may contribute up to 16% of pre-tax salary, as defined in the Plan. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, 2 money markets, a guaranteed investment contract and American Depository Shares of Diageo plc as investment options for participants.

For employees of the Guinness Import Company ("GIC Employees"), an affiliated company, as defined in the Plan, the Company contributes 100% of the first 3% of pre-tax salary that a participant contributes to the Plan. Participants direct the matching contribution into the various investment options offered by the Plan.

For employees who are members of the collective bargaining unit at Allen Park ("Allen Park Employees"), a production plant of the Company, the Company contributes 100% of the first 6% of pre-tax salary that a participant contributes to the Plan. Participants direct the matching contribution into the various investment options offered by the Plan.

Contributions are subject to certain limitations.

### *Participant Accounts*

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, if applicable, investment earnings or losses, and expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from a participant's vested account.

*Vesting*

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

Vesting for Allen Park Employees and GIC Employees in the Company's contribution of their account is primarily based on years of continuous service. Allen Park Employees and GIC Employees are 100 percent vested after five years of credited service.

Forfeitures of non-vested Company contributions for participants are used to reduce Company contributions to the Plan.

*Participant Loans*

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that range from 6 percent to 9.5 percent. Principal and interest are paid ratably through payroll deductions.

*Payment of Benefits*

Distributions from the Plan are paid in lump sum cash payments. Unless a participant elects otherwise, distributions are payable upon the termination of employment. If a participant's total account balance is greater than $5,000, the participant may elect to receive payment in the form of annual or quarterly installments over a period specified by the participant which is not to exceed the participant's life expectancy.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

*Forfeited Accounts*

At December 31, 2000, forfeited nonvested accounts totaled $155,807. These accounts will be used to reduce future employer contributions.

**(2) Summary of Significant Accounting Policies**

***(a) Basis of Accounting***

The financial statements of the Plan are prepared under the accrual method of accounting.

***(b) Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.



(Continued)

### *(c) Investment Valuation and Income Recognition*

The Plan's investments are stated at fair value, except for its investment contract, which is valued at contract value (note 4). Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

### *(d) Administrative Expenses*

Certain costs of establishing and administering the Plan have been paid by the Company and accordingly, are not included as administrative expenses of the Plan.

### *(e) Accounting Developments*

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends some of the provisions of Statement No. 133. The Company adopted the provisions of FASB Statement No. 133 and No. 138 effective January 1, 2001. The adoption of these Statements did not have any material impact on the net assets available for plan benefits of the Plan.

## (3) Investments

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31:

| | 2000 | 1999 |
|---|---|---|
| Mutual Funds at fair value: | | |
| Fidelity Growth and Income Fund | $ 32,343,241 | 41,009,308 |
| Fidelity Magellan Fund | 47,808,309 | 58,076,842 |
| Fidelity ContraFund | 25,529,078 | 30,623,860 |
| Guaranteed Investment Contract | 58,712,590 | 68,552,150 |

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) depreciated by $20,567,524 and $9,511,816 in 2000 and 1999, respectively, as follows:

| | 2000 | 1999 |
|---|---|---|
| Mutual funds | $ (22,208,600) | (850,443) |
| Common stock | 1,641,076 | 10,362,259 |
| | $ (20,567,524 | 9,511,816 |

## (4) Investment Contract

The Plan's investments include an investment contract with Fidelity Investments (Fidelity). Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Fidelity. Contract value represents contributions made under the contract plus actual earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 6.4% and 6.8% for 2000 and 1999. Contract value approximates fair market value.

As of December 31, 2000 and 1999, the crediting interest rates were 5.74% - 7.15% and 5.51% - 10.61%, respectively. For subsequent contract periods, Fidelity will announce a rate prior to the first day of the reset period (monthly, quarterly, semi-annual or annual). This rate will be applicable to all amounts held under the contract during that period, unless a transfer from the contract has been instituted.

## (5) Related Party Transactions

Certain Plan investments are shares of mutual funds and an investment contract managed by Fidelity Investments. Fidelity Investments is a related party as defined by the Plan and, therefore these transactions qualify as party-in-interest transactions.

The Plan's investments also include American Depository Shares of Diageo plc. Diageo plc is the parent company of the Plan's sponsor and, therefore these transactions also qualify as party-in-interest transactions.

## (6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

## (7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

## UDV NORTH AMERICA, INC. SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2000

| | Identity of issue, borrower, lessor, or similar party | Description of investment including maturity date, rate of interest, collateral par, or maturity value | Current value |
|---|---|---|---|
| * | Fidelity Magellan Fund | Mutual Fund, 400,740 shares | $ 47,808,309 |
| * | Fidelity Growth and Income Fund | Mutual Fund, 768,248 shares | 32,343,241 |
| * | Fidelity Contrafund | Mutual Fund, 519,200 shares | 25,529,078 |
| * | Fidelity Equity Income II | Mutual Fund, 334,932 shares | 10,138,892 |
| * | Fidelity Asset Manager | Mutual Fund 18,263 shares | 307,177 |
| * | Fidelity Retirement Money Market | Money Market 7,148,819 shares | 7,148,819 |
| * | Fidelity Spartan U.S. Equity Index Fund | Mutual Fund, 93,707 shares | 4,339,612 |
| * | Fidelity Intermediate Bond | Mutual Fund 169,240 shares | 1,699,163 |
| * | Fidelity Low-Priced Stock | Mutual Fund, 66,254 shares | 1,531,798 |
| * | Fidelity Overseas Fund | Mutual Fund, 85,646 shares | 2,943,651 |
| * | Fidelity Managed Income Portfolio Fund | Money Market 78,105 shares | 78,105 |
| * | Fidelity OTC Portfolio Fund | Mutual Fund, 23,124 shares | 949,233 |
| * | Fidelity Puritan Fund | Mutual Fund, 307,374 shares | 5,787,859 |
| * | Fidelity Freedom Income Fund | Mutual Fund, 5,523 shares | 61,693 |
| * | Fidelity Freedom 2000 Fund | Mutual Fund, 4,758 shares | 56,197 |
| * | Fidelity Freedom 2010 Fund | Mutual Fund, 13,774 shares | 190,636 |
| * | Fidelity Freedom 2020 Fund | Mutual Fund, 71,533 shares | 1,041,513 |
| * | Fidelity Freedom 2030 Fund | Mutual Fund, 44,400 shares | 666,004 |
| * | Fidelity Independence Fund | Mutual Fund, 121,360 shares | 2,671,139 |
| * | Income Fund | Guranteed Investment Contract, 58,712,590 shares | 58,712,590 |
| | PIMCO Total Return Fund | Mutual Fund, 56,296 shares | 584,908 |
| | Dreyfus Founders Balanced Fund | Mutual Fund, 205,781 shares | 1,897,298 |
| | Morgan Stanley Global Equity Bond Fund | Mutual Fund, 132,607 shares | 2,243,708 |
| | MAS Mid Cap Growth Portfolio | Mutual Fund, 265,587 shares | 6,501,566 |
| * | Diageo Stock Fund | Common Stock, 178,051 shares | 3,356,278 |
| * | Participant Loans | Loans to participants with interest rates ranging from 6.0% - 9.5% | 1,645,395 |
| | | | 220,233,862 |

* Represents a party-in-interest

See accompanying independent auditors' report

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GUINNESS UDV NORTH AMERICA, INC.
SAVINGS PLAN

Date 6-24-02

By CBSchenck
Corri B. Schenck, Director
Employee Benefit Services

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